Filed by Ashland Inc. pursuant to Rules 165 and 425 promulgated under the
    Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

                                                   Subject Company: Ashland Inc.
                                                  Commission File No.: 001-02918

            (Excerpt from transcript of Ashland Inc.'s June 21, 2004
                 conference call regarding its mid-year business
                      update and Chemical Sector Overview)



                                                                FINAL TRANSCRIPT
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Jim O'Brien - Ashland Inc. - Chairman, CEO

                                      ***

As most of you know, we announced on March 19 that we have signed an agreement to transfer our 38% interest in MAP to Marathon. You can see here an overview of the transaction agreements under which Ashland will transfer is 38% in Marathon Ashland Petroleum, and its two other businesses to Marathon and a transaction structure to be generally tax free and valued at about $3 billion.

The other two businesses are Ashland's Maleic Anhydride business, and 61 Valvoline Instant Oil Changes, or VIOC centers, in Michigan and Northwest Ohio, which together are valued at $94. The Maleic plant shows utilities and infrastructure with MAP Cattlesburg refinery, and would expand MAP's offering of the chemicals. Additionally, the transaction would make MAP the largest Valvoline Instant Oil Change Franchisee.

Under the terms of the agreement, Ashland's shareholders would receive Marathon common stock with a value of $315 million, or approximately $4.45 per Ashland share. And that's based on the number of shares currently outstanding. Ashland would receive cash, and MAP accounts receivables totaling $2.7 billion.

MAP will not make its quarterly cash distribution to Ashland nor Marathon, with a period between the time of the signing of this agreement and the close of the transaction. As a result, the final amount received by Ashland would be increased by about equal to the 38% of the cash held by MAP as of closing. The transaction is subject as well to several previously disclosed conditions.

Including among other things, approval by Ashland shareholders, consent from debt holders in receipt of the favorable private letter ruling from the internal revenue service. While there is meaningful risk that the transaction will not receive the favorable rulings from the IRS, in which case the transaction would not close, Ashland believes it is more likely than not that this transaction will receive the favorable ruling.

If the conditions are met, the transaction is expected to close by the end of the 2004 calendar year. Ashland would use a substantial portion of the transaction proceeds to retire all or most of the company's outstanding debt and certain other financial obligations. After payment of these obligations, Ashland will have a material net cash position.

When I took over as CEO, both the board and I were concerned about the possibility that our MAP interest might be called by Marathon Oil. The value we would capture from a call situation was uncertain. Additionally, while it's most likely paid in cash, and therefore would be taxable. Our best opportunity for completing a tax-free transaction would be before the put call option came into effect.

My teams focus was on creating a transaction that would deliver the highest value and would be generally tax-free to Ashland. This transaction I described meets our value criteria and should be essentially tax-free. As we have stated in the past, to preserve the tax-free nature of the transaction, it is not Ashland's intention to repurchase stock or to pay extraordinary dividends.

First we would use a substantial portion as I described of the proceeds to retire debt and other financial obligations. We would use the remaining proceeds to focus primarily on organic growth, and small to midsize acquisitions. Now, the obvious question is, what will we do with the remaining cash?

As we think about our company, our main focus will be on our businesses, which represents the vast majority of Ashland's value. We are also likely to have a large amount of cash on the balance sheet for an extended period of time. That is if we don't have attractive acquisition opportunities. We will manage the two, our businesses, and the cash received from the MAP transaction separately. This is an important distinction that I want everyone to understand.

Our team is prepared to leave a large amount of cash sitting on the balance sheet for a long period of time. If we decide to use a portion of this cash for an M&A opportunity, we will do so only after a potential acquisition has met all of our qualifiers. We will go through a stringent review process, and we will hold our businesses accountable for bringing us potential acquisitions that truly will create shareholder value.

Our main growth priority will lead to expand through organic means, and the existing or adjacent markets. Expanding into adjacencies means we will pursue sales and profit growth by developing new products, expanding into adjacent geographic or product markets, and improving our marketing techniques to existing customers.

We will augment our organic growth with small to medium sized acquisitions. Although we have not completely ruled out a larger transaction that would truly add value to our business. Our investment philosophy will focus again on the small to mid sized opportunities. With EBITDA multiples of about five to eight times as a target, and returns exceeding our cost to capital, which we believe to be about 9% after tax.

We have identified three main businesses for gross potential. The first being water treatment in pathogen control markets. Including the fast growing business to disinfect poultry. APAC, including expansion in our current geography market, in core businesses as well as our project development capabilities. The third area is thermo set resins, including expansion in the beverage market, specifically adhesives, with a film label business, the North American market for construction resins, and the foundry industry.

Let me just take a few minutes to discuss our M&A strategy. We are ultimately focused on responsible disciplined growth, and our M&A strategy reflects that goal. We have identified three main areas that our team will validate before Ashland will move forward with any acquisition. First, the executive committee will analyze its strategic fit and business fit, as well as the market attractiveness of a potential acquisition.

If the new business passes our sound strategy threshold, Marvin Quin, our CFO, and a planning and analysis team will review the economic soundness of the acquisition. During this phase of the review process, we will look at factors such as synergies, valuation, and growth rate. If we find the economics to be good, we will then analyze the cost, systems people and structure required for successful implementation of any acquisition.

As a part of our M&A process, we will create independent contra teams, who will challenge the strategic fit, economic factors, and the implementation requirements for larger potential acquisitions. This activity will help ensure that we'll be good custodians of the cash received from the MAP transaction.

                                      ***

           (Text of graph posted to Ashland Inc.'s website concerning
               Ashland's Use of Proceeds From the MAP Transaction)

                                                        ASHLAND
MAP TRANSACTION
USE OF PROCEEDS
---------------------------------------------------------------
o        Repayment of debt, build liquidity

o        No stock repurchases

o        No extraordinary dividends

o        Responsible growth

        (Text of graph posted to Ashland Inc.'s website concerning
                        Ashland's Growth Priorities)

                                                        ASHLAND
GROWTH PRIORITIES
---------------------------------------------------------------

o        PRIMARY FOCUS ON ORGANIC GROWTH
o        VALUE-ENHANCING ACQUISITIONS
o        GROWTH PRIORITIES
         - Water Treatment
         - APAC
         - Thermoset Resins

        (Text of graph posted to Ashland Inc.'s website concerning
                Ashland's M&A Strategy Requirements for Success)

M&A STRATEGY
REQUIREMENTS FOR SUCCESS                                ASHLAND
---------------------------------------------------------------

- Strategic Fit              - Purchase Price           - Costs
- Business Fit               - Vauluation               - Systems
- Market Attractiveness      - Growth Rate              - People
                             - Synergies                - Structure
                             - Margins                  - Follow-up
                                                          Reviews
                    M&A Work Validated by "Contra" Teams

FORWARD-LOOKING STATEMENTS
This presentation contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance, earnings and expectations about the MAP transaction. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the MAP transaction; the possibility of failing to receive a favorable ruling from the Internal Revenue Service; the possibility that Ashland fails to obtain the approval of its shareholders; the possibility that the transaction may not close or that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K for the fiscal year ended Sept. 30, 2003, as amended, filed with the Securities and Exchange Commission (SEC) and available in Ashland's Investor Relations website at www.Ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this release.

ADDITIONAL INFORMATION ABOUT THE MAP TRANSACTION
In connection with the proposed transaction, Ashland filed a preliminary proxy statement on Schedule 14A with the SEC on June 21, 2004. Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive proxy statement/prospectus regarding the proposed transaction, as they become available, because they contain, or will contain, important information. The definitive proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the definitive proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, including the preliminary proxy statement, at the SEC's website at www.sec.gov. The definitive proxy statement/prospectus, and other documents filed with the SEC by Ashland, including the preliminary proxy statement, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.Ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 8, 2003. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the definitive proxy statement/prospectus when it becomes available.


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